March 25, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated February 18, 2011

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 1, 2010

File No. 1-14487

Dear Mr. Spirgel:

By letter dated February 18, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on July 1, 2010 (the “2009 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL” or the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2009 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

1.	We note your response to comment two from our letter dated January 13, 2011. We believe that you should reclassify this asset as an intangible asset and record the amortization for US GAAP reporting purposes. Please revise in future periods.

As noted in the Company’s letter to the Staff dated October 29, 2010, the Brazilian government has enacted a number of laws and other regulations in recent years the main purpose of which has been to harmonize Brazilian GAAP with the International Financial Reporting Standards ( “IFRS”) as issued by the International Accounting Standards Board. The Company notes that it has adopted IFRS for the year ended December 31, 2010 and that in its annual report on Form 20-F for the year ended December 31, 2010, the Company will include financial statements prepared in accordance with IFRS and include other disclosures consistent with the General Instruction G to Form 20-F. The Company will record this asset as an intangible asset.

Acquisition of BrT, page F-l22

2.	We note your response to comment three from our letter dated January 13, 2011. We remain confused as to why the change in the provision for contingencies and the income statement adjustment differed in amount. Clarify why R$653 million was recorded as an adjustment to net assets with no impact on the income statement and tell us if this amount is reflected in the reconciliation to US GAAP.

Based on our discussions with the Staff on March 10 and 18, 2011, the following are certain clarifications with respect to information included in our prior response letters to certain prior comments by the Staff to the 2009 Form 20-F and our response to the Staff’s current comment 2:

a) Purchase accounting under Brazilian GAAP

The Company advises the Staff that under Brazilian GAAP, the purchase price allocation is determined and accounted for based on the proportional percentage of the fair values of the assets acquired and liabilities assumed. This accounting treatment is similar to the former US GAAP practice prior to the adoption of SFAS 141(R). However, under Brazilian GAAP, the proportional fair value of the possible and remote contingencies is also recorded. Consequently, the Brazilian GAAP purchase price allocation when the control over Brasil Telecom was acquired reflected 40.02% of the amounts that were fully (100%) accounted for under US GAAP. The recognition of the fair value of the possible and remote contingencies in connection with the purchase accounting under Brazilian GAAP is presented in the table below.

b) Non-controlling interest in Coari

The Company clarifies that the 52.26% figure appearing in the second row of the second table in our response to comment 8 of the Staff’s letter dated September 24, 2010, presented in our response letter dated October 29, 2010, includes a typographical error. This percentage should have been 52.36%, representing the non-controlling interest at the Coari level (which is determined considering the controlling interest of 47.64% in Brasil Telecom indirectly held by Coari).

c) Clarification of the R$653 million recorded as an adjustment to net assets

The Company advises the Staff that it had inadvertently considered the amount of R$812 million as the fair value of the possible and remote contingencies on the acquisition date in the table included in (1) our response to comment 5 of the Staff’s letter dated November 23, 2010, presented in our response letter dated December 15, 2010, and (2) our response to comment 12 of the Staff’s letter dated September 24, 2010, presented in our letter dated October 29, 2010. The fair value amount of the possible and remote contingencies on the acquisition date was R$3,076 million. Under Brazilian GAAP, the Company recorded R$1,231 million in possible and remote contingencies, representing the proportional amount of 40.02% that was acquired. The R$812 million is net of deferred income taxes of R$419 million (income tax and social contribution tax totaling 34% of the contingencies of R$1,231 million).

The Company also advises the Staff that the amount of R$2,264 presented in our above-mentioned responses should have been R$1,845 million, and that this amount represents the additional amount of the fair value of the possible and remote contingencies at the acquisition date recorded in the reconciliation from Brazilian GAAP (proportional acquisition) to US GAAP (full acquisition), as discussed in item “a” above.

As a result of the above, the Company advises the Staff that it had inadvertently included the amount of R$653 million in our response to comment 3 of the Staff’s letter dated January 13, 2011, presented in our response letter dated February 4, 2011. The correct amount should have been R$234 million.

The Company advises the Staff that it has recorded the provision for contingencies, under Brazilian GAAP, in its consolidated financial statements as follows:

Brazilian GAAP – R$ million

	Provision for contingencies	As part of the proportional purchase accounting recorded under Brazilian GAAP	Through the income statement (allocated to non- controlling interest)	Change in the accrual of the provision
On acquisition date	1,231	1,231	—	1,231

On mandatory tender offer (i)	234	234	—	234
During 2009, Brazil Telecom recorded these provisions through the income statement. The expense was fully allocated to the non-controlling interest in Coari’s consolidated financial statements since the controlling shareholders portion of the contingencies was already recorded under Brazilian GAAP (ii)	1,611	—	1,611	1,611
Sub total (i+ii)	1,845	234	1,611	1,845

Total	3,076	1,465	1,611	3,076

The Company advises the Staff that the amount of R$234 million is not reflected in the reconciliation from Brazilian GAAP to US GAAP since 100% of the fair value of the possible and remote contingencies were already recorded under US GAAP on the acquisition date.

The Company advises the Staff that the adjustments in the reconciliation of Brazilian GAAP to US GAAP for the year ended December 31, 2009 were made in order to reverse the accounting entries recorded under the Brazilian GAAP during the year 2009, since 100% of the fair value of the possible and remote contingencies were recorded under US GAAP on the acquisition date.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

3.	We note your response to comment four from our letter dated January 13, 2011. It is unclear to us why you state that the error in the table does not have any effect on your net income attributable to controlling and non-controlling shareholders. In this regard, we note that 39.03% of the other adjustments in the column labeled as “Coari” were allocated to net income attributable to controlling shareholders. Please explain why the bargain purchase gain on business combination and the recognition of accumulated loss on available for sale securities were treated differently than the depreciation and amortization of the fair value adjustments related to the purchase of Brasil Telecom.

The Company clarifies to the Staff that, considering that Copart 1 Participacões S.A. (“Copart 1”), a wholly owned subsidiary of Coari, acquired control of Invitel S.A., the bargain purchase gain on the business combination and recognition of accumulated loss on available for sale securities previously held by Copart 1 were attributed exclusively to Copart 1, and therefore to Coari, its sole shareholder, in accordance with ASC 805, which states that the gain shall be attributed to the acquirer. Consequently, these amounts were allocated to the Company’s controlling interests (81.92%) and non-controlling interests (18.08%) above the Coari level.

As from the acquisition date, the realization of the assets acquired, through depreciation and amortization, is allocated to all shareholders, controlling and non-controlling, considering their respective interests. Therefore, the depreciation of the step-up in fair value of property, plant and equipment and amortization of the step-up in fair value of the intangible assets related to the purchase of control of Brasil Telecom were allocated to the controlling and non-controlling shareholders above the Brasil Telecom level (i.e. considering that the Company has an indirect controlling interest in Brasil Telecom of 39.03%).

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our responses to your comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

            Securities and Exchange Commission